DAVIS & ASSOCIATES (A PROFESSIONAL LAW CORPORATION) -SECURITIES, BUSINESS & INTERNATIONAL LAWYERS-
LOS ANGELES Ritz Carlton Annex (213) 400-2007/fax (310) 301-3370	NEWPORT BEACH SANTA MONICA IRVINE HONG KONG SWITZERLAND

Respond To:

P.O. Box 12009

Marina Del Rey, CA

90295-3009

December 7, 2012

Securities And Exchange Commission

Division of Corporation Finance.

Washington, D.C.

Attention:

Ajay Koduri,

Kathleen Krebs

Re: INSYNERGY, INC.

Registration Statement on Form S-1

Filed January 31, 2012

File No. 333-179262

This is in response to your letter of Comments of  February 24, 2012, on this filing.  We are in the process of revising the S-1 Registration statement in response to your comments, but we need first further discussion with you about the first paragraph in your letter of comments.

Specifically, you state in paragraph 1:

“1. Please revise to disclose on the cover page and in the prospectus summary that you are a shell company as defined under Rule 405 of the Securities Act. Throughout your prospectus (such as Management’s Discussion and Analysis), discuss the challenges and risks of being a shell company. For example, include a risk factor highlighting the unavailability of Rule 144 for resales of your company’s securities. Further, revise your

Rule 144 disclosure on page 9 in light of your status as a shell company. Please refer to

Rule 144(i).”

We believe that INSYNERGY, INC. is not a “shell company” as defined in the SEC rules and regulations for the following reasons:

-From its date of incorporation forward, the Company has had activities and has conducted business, in accordance with its business plan.  It has also spent considerable amounts of money and management time on developing tangible and intangible assets as part of the implementation of its business plan, and these assets exist and reside on its books as both solid and intangible business assets.

-As a result the Company as never been a company with “no or nominal operations”, and it has never been a company that has had “no or nominal assets, or assets consisting solely of  cash and cash equivalents”.

-In this regard,   I have asked Sanford Lang, the Chief Executive Officer, to prepare a memo detailing both the business activities, and development of tangible and intangible assets of the Company, since inception to date.  This memo is attached, and sets out the facts, which I believe are determinative on this issue.

-Further, we believe that the SEC’s Release, adopting the revisions to rules 144 and 145, supports the Company’s position in this regard.  I refer to Footnote 172 of that Release which states (underlining added for emphasis):

“FOOTNOTE 173:…..Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting  shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

-Were a different interpretation to apply, practically every startup business in the Country would be deemed a Shell Company.  We don’t believe that was the result that the Commission intended.

As a result, we would like to discuss this Shell comment further prior to a re file of the Registration Statement, as it obviously has a significant impact on the Company.

I can be reached at 213 400 2007, and look forward to further discussion on this issue after you have reviewed this letter and the attached Memorandum from Mr. Lang.

Thank you in advance for your assistance in this matter.

Very truly yours,

Donald G. Davis